## Trusts, Beneficiary Designations and Estate Planning Fundamentals

Steve Benjamin
Sit Mutual Funds
3300 IDS Center
612-359-2554
spb@sitinvest.com
www.sitfunds.com

April & May 2013

## Good Morning!

- "Have you ever noticed those people whom you see jogging day after day? They are the ones who seem not to need to jog. But that's why they are fit… Those who are wealthy work at staying financially fit. But those who are not financially fit do little to change their status."

From *The Millionaire Next Door*

## Disclosure

The information contained in this handout, including links to web sites, is provided for general informational purposes only and may neither be reproduced nor posted to any website. This information is not a substitute for obtaining professional advice from a qualified person, firm or corporation. Therefore, you should not rely solely upon this information in making any decision, including any decision to buy a product from Sit Mutual Funds or any other company.

## Additional Disclosure

- The tax code is complicated and more than 73,000 pages long, the equivalent of 2 sets of encyclopedias.

Please see disclosures on page 1.

## Taxes

"Anyone may arrange his affairs so that his taxes shall be as low as possible; he is not bound to choose that pattern which best pays the Treasury. There is not even a patriotic duty to do so."

-- Judge Learned Hand, 1934

## Peace of Mind

- Help your heirs & causes you believe in
- Avoid / minimize probate
- Save on taxes
- Peace of mind so you can enjoy life

## People

- Who should make medical and financial decisions for you when they will be needed?
- Who will get your property after you die?
  - In what way should property be transferred?
- Who should care for your children (if applic.)?

## Homework

- Evaluate Your Situation
  - What do you own? Who may have needs?
- Identify Beneficiaries
  - Spouse, kids, siblings, trusts, charities
- Execute Proper Documents
  - Avoid vague instructions
- Review your plan periodically

## OUTLINE

- Will and Ownership Basics
- Estate Tax
- Beneficiaries
- Trusts
- Other

## WILL & OWNERSHIP BASICS

## Without a Will…

- "Intestate"
- Property will be divided between family members according to a formula established by state law
- You will have no input regarding who will raise your children
- A judge will appoint someone to supervise the distribution of your property (and your estate must pay this person's fee)

## Will Requirements

- You must be 18+ and of sound mind
- You must state that it is your will
- You must sign and date it
- There must be at least 2 witnesses who sign it

NOTE: Tell someone where the original is!

Please see disclosures on page 1.

## What Might Be in a Will

- Revocation of all prior wills
- Instructions for distribution of property where there is no beneficiary
- Appointment of guardians, trustees, etc.
- Instructions for the creation of a trust(s)
- Disinheritance instructions
- "No contest" clause

## Executor (or Personal Representative)

- Select this person carefully
- Is your "quarterback" & has legal responsibility to carry out terms of your will
- Want more than one executor?
  - If so, document which decisions can be made independently and which must be made unanimously

## Probate

- In general, property left by will must go through probate, a tedious and expensive court process
- Probate exposes your assets to public scrutiny
- Executor provides a copy of the deceased person's will (and other info) to a lawyer who then initiates the court proceeding
- Eventually the judge allows the will property to be distributed to beneficiaries

## Ways to Avoid Probate

- Joint tenancy property
- A pay-on-death (POD) or transfer-on-death (TOD) account with a beneficiary designation
- Retirement plan account with a beneficiary designation
- Life insurance $ payable to a named beneficiary
- Living trust account

Please see disclosures on page 1.

## Joint Tenancy

- All joint tenants own equal shares of the property
- When an owner dies, the surviving joint owner inherits the deceased owner's share (called the "right of survivorship")
- NOTE: Once you make someone else a joint tenant, you can't change your mind
  - New owner has rights you can't take back

## POD and TOD

- Pay-on-Death
  - Bank accounts, treasury bonds
- Transfer-on-Death
  - Non-retirement accounts holding stocks, bonds, mutual funds
  - Opportunity for "step up" in basis
    - "Stepped up" basis = fair market value at owner's death, which becomes the cost basis to an heir

## "Step Up", in General

- Jim bought ABC stock for $30, has held it 1 year+ (and it's never paid a dividend)
- His cost basis is $30; current price is $130
  - If he sells, he will have a $100 capital gain
  - If he dies, his beneficiary will receive a "stepped up" cost basis of $130

NOTE: "Step down" is possible, too

## Tax Rates in 2013

| IF Your Ordinary Income Tax Rate is... | ...THEN Your Long-Term Capital Gain Tax Rate is... |
|---|---|
| 10% | 0% |
| 15% | 0% |
| 25% | 15% |
| 28% | 15% |
| 33% | 15% |
| 35% | 15% |
| 39.6% | 20% |

Please see disclosures on page 1.

## ESTATE TAX

## 3 Terms

- Taxable Estate
  - Gross estate – liabilities & deductions
- Tentative Tax
  - Taxable estate x tax rate
- Tax Payable
  - Tentative tax – applicable credit amount (formerly the "unified credit")

## Taxable Estate, in General

- Value of all property and assets
- + life insurance proceeds
- + trusts, annuities, businesses, farms

- – funeral expenses paid by estate
- – debts owed by the decedent
- – value of assets passed to spouse

- = Taxable estate

## Tentative Tax, in General

- Taxable estate x tax rate = Tentative Tax

| Year | Federal Estate Tax Exclusion Amount | Maximum Federal Tax Rate |
|---|---|---|
| 2013 | $5.25 million | 40% |

| Year | MN Estate Tax Exclusion Amount | Maximum MN Tax Rate |
|---|---|---|
| 2013 | $1 million | 41% |

Please see disclosures on page 1.

## Tax Payable, in General

- Tentative tax
- – Gift taxes paid or payable
- – Applicable credit amt. (formerly "Unified Credit")

- = Tax payable

## Gift Tax, in General

- In 2013, you can give up to $14,000 to an individual without paying gift tax

- Total amount of lifetime gifts made above the gift tax exclusion reduce one's estate tax exclusion of $5.25M

## Exempt from Gift Tax

- Gifts to IRS-approved charities
- Gifts to your spouse
- Gifts to pay someone's medical expenses
  - Must be made directly to the medical service provider
- Gifts to pay someone's tuition
  - Must be made directly to the college

## Portability, in General

- John dies leaving $4 million to his wife Leslie
  - No estate tax because property left to a spouse is tax-free

- Leslie dies, leaving $7.25 million to their children
  - Even though her estate is over the federal exemption amount of $5.25M, her estate won't owe any federal estate tax because her estate can use $2 million of her husband's unused exemption

- To take advantage of this, an estate tax return <u>must</u> be filed when John dies--even if no tax is due

## IRS Help

- Free IRS Publications (1-800-TAX-FORM)
  - 950 – Intro to Estate & Gift Taxes
  - 559 – Survivors, Executors & Administrators
    - Federal Estate Tax
      - Form 706
    - Minnesota Estate Tax
      - Form M706

## BENEFICIARIES

## Direct Beneficiary

- A person or organization you name in your will, trust, or pay-on-death account to receive a gift of specific property
  - Primary – person/institution named to receive specifically identified property
  - Residual – person/institution named to receive any property not specifically left to primary beneficiaries

## Example

Primary and Direct

Joe leaves his car to Jack and his lawn mower to John.

Primary and Residual

Joe leaves all other property to George.

## Alternate Beneficiary

- Alternate Beneficiary – A person or organization named in case the direct beneficiary dies before you <u>or</u> does not outlive you by a defined period of time (e.g. 30 days)
- Important for retirement accounts

## IRA Beneficiary

- What type of IRA is it?
  - Traditional, Roth, SIMPLE, Beneficiary
- How old was the deceased?
  - Did he/she die before or after the April 1st that came after the year that they turned 70½?
- Where is the IRA document?
  - There could be distribution restrictions

## IRA Beneficiary Rules, in General

- <u>Spouse</u> – Should be able to treat IRA as their own
- <u>Non-spouse</u> – Should only be required to take annual distributions based on their life expectancy
- <u>Non-person</u> –
  - Roth IRA – Must withdraw entirely within 5 years
  - Trad IRA, owner under 70½* – Must withdraw entirely within 5 years
  - Trad IRA, owner 70½+* – Annual distributions

* Technically, April 1 following the year he/she turned 70½.

## Don't Delay!

- Life expectancy payments must start by Dec. 31st in the year after the person died
- If they don't, IRA must be fully distributed by December 31st of the 5th year following the year of the owner's death
  - e.g. John died in 2011, non-spouse bene. did not take a distribution in 2012; therefore, non-spouse bene. must redeem in full by 12/31/16

## Life Expectancy Payment Example

- Joe died and his non-spouse IRA bene. was 19 when he died
- The next year, when Jane was 20, she took her first life expectancy payment of 1.59% of the IRA (from an IRS table)
  - At age 21, it was 1.61%
  - At age 22, it was 1.64%
- Ideally, the IRA will grow by more than the annual distribution amount

## Option to Disclaim

- Primary IRA bene. can disclaim their portion & let proceeds pass to alternate beneficiaries
  - Must disclaim no later than 9 months after the individual's death
- Consider naming contingent IRA beneficiaries in case your primary beneficiary chooses to disclaim

## Disclaim Example

- Joe dies in 2012 & leaves his IRA to his primary beneficiary, his wife Jane
- Jane wants the contingent beneficiaries (their kids) to have the money so she disclaims within 9 months of Joe's death
- Joe's IRA passes to the alternate beneficiaries, Sarah, Mark and Matt
- 3 Beneficiary IRAs are set up and each child starts taking life expectancy payments by Dec. 31, 2013

## Retirement Plan Requirement

- If married, you must name your spouse as your primary beneficiary <u>unless</u> he/she waives that right
- Upon your death,
  - Your spouse bene. can roll $ into their own IRA
  - A non-spouse bene. can roll $ to a Beneficiary IRA

Please see disclosures on page 1.

## Trust Beneficiary

- Remember, life expectancy payouts are only possible if the beneficiary is an individual
- To allow for life expectancy payouts when the bene. is a trust, the trust must qualify as a "see-through" trust:

## "See-Through" Trust Requirements

1. The trust must be valid under state law.
2. The trust is irrevocable or will, by its terms, become irrevocable upon the death of the participant.
3. The beneficiaries of the trust must be identifiable.
4. Certain documentation must be provided to the plan administrator.
5. All trust beneficiaries must be individuals.

## TRUSTS

## Purpose

- To dictate how assets will be distributed
- To protect assets from lawsuits / creditors
- To minimize estate taxes

## Trust Components

1. Someone must create the trust – "Grantor"

2. Some other person (or entity) must hold money or property for the benefit of someone else – "Trustee"

3. Some money or property must actually be held by the trustee for the benefit of someone else – "Corpus" or "Principal"

4. Someone else must benefit from the trust – "Beneficiary"

## Trust Example

- If you ever gave $20 to your babysitter in case he/she needed something for your kids, you created a "Babysitter Trust"

## "Babysitter Trust"

YOU (Grantor) – created the trust

BABYSITTER (Trustee) – held the money

$20 BILL (Corpus or Principal) – was held by the babysitter for the benefit of your kids

CHILDREN (Beneficiaries) – must benefit from the trust

## Grantor

- Creates the trust
- Determines the purpose & terms of the trust
- Decides what property will go into the trust
- Determines how the property may be used
- Decides who the trustee(s), successor trustee(s) and beneficiary(ies) will be

Please see disclosures on page 1.

## Trustee

- Legally responsible to carry out the terms of the trust for the beneficiary
  - Should be familiar with beneficiary's needs
- Should be willing, able and qualified to handle all management, financial and accounting duties
- May be paid a fee

## # 1 - Living or Testamentary

- Living (revocable & irrevocable)
  - Becomes effective during grantor's lifetime
  - Requires a trust document
  - Avoids probate
- Testamentary
  - Becomes effective after one's death
  - Requires a will
  - Does not avoid probate

## # 2 - Revocable or Irrevocable

Revocable



- Can be amended, revoked, terminated or changed at any time by you
- You're considered owner for tax purposes

Irrevocable



- Can't be amended, etc. w/o permission of the beneficiary
- Someone else is considered owner for tax purposes

## Why Irrevocable?

- Settlement due to divorce with minor children
- Protect from creditors
- Reduce assets for Medicaid eligibility
- Life insurance policy on the grantor's life
  - Exclude the life insurance payout at grantor's death from federal estate taxes

Please see disclosures on page 1.

## Charitable Gift Annuity

- Contract between a donor and a charity
- You donate cash / property to a charity and receive a partial tax deduction
- Charity provides annual income to you for life
- Upon your death, the charity keeps the remaining funds
- Many other charitable trust types

## Taxation, in General

- Trust income is taxed to the trust or beneficiary

| Tax Rate in 2013 | Taxable Trust Income in 2013 |
|---|---|
| 15% | 0 - $2,450 |
| 25% | $2,450 - $5,700 |
| 28% | $5,700 - $8,750 |
| 33% | $8,750 - $11,950 |
| 39.6% | $11,950+ |

## Don't Forget

- Assets you want protected by the trust must be retitled in the name of the trust
- See an attorney to have a trust drawn up

## OTHER

## Heirlooms, Values and Logins

- Solicit feedback, prepare a list, sign it, date it and keep it with your will
- An "ethical will"
  - Written, audio, video
- Record your logins & passwords for:
  - Email, Facebook, Pinterest, etc.

## Living Will

- a.k.a. "medical directive" or "declaration"
- A written statement to medical personnel that spells out the medical care you do or don't want if you are incapacitated
- Functions as a contract with the treating doctor who must:
  - honor your wishes or
  - transfer you to a doctor or facility who will

## Durable Power of Attorney for Health Care

- You appoint someone to see that doctors and others give you the kind of medical care you desire
- Name someone who:
  - Understands your wishes
  - Is likely to be present when decisions must be made
  - Would not be easily swayed/bullied by doctors or family members who disagree
  - Is capable of grasping your medical condition and any proposed medical treatments

## Durable Power of Attorney for Finances

a.k.a. a license to steal

- You appoint someone to handle your finances if you can't
- This person will only have the authority you grant him/her such as:
  - paying bills, preparing taxes, etc.
  - managing investments, requesting funds
  - collecting benefits from Social Security, etc.

Please see disclosures on page 1.

## Changes Ahead?

- President's proposed budget included:
  - Estate tax rate increased to 45%, exclusion amount reduced to $3.5M, no COLA
  - Non-spouse beneficiaries must redeem IRAs in full within 5 years
  - "...limit an individual's total balance across tax-preferred accounts to an amount sufficient to finance an annuity of not more than $205,000 per year in retirement" (Approx. $3M)

## Homework

- Evaluate Your Situation
  - What do you own? Who may have needs?
- Identify Beneficiaries
  - Spouse, kids, siblings, trusts, charities
- Execute Proper Documents
  - Avoid vague instructions
- Review your plan periodically

## Thank You

Steve Benjamin, CEBS, CRPC
612-359-2554
spb@sitinvest.com
www.sitfunds.com

*Contact me if you're interested in having me speak on this topic to another group!*